SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                 RCN Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749361101
                                    ---------
                                 (CUSIP number)

                          Tudor Investment Corporation
                         Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 21, 2006
                                 --------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 3 Pages)

_____________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 2 of Pages 11
-----------------------------                    ------------------------------

--------------------------------------------------------------------------------
1.          Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)

            Tudor Investment Corporation
            22-2514825
----------- --------------------------------------------------------------------
2.
            Check the Appropriate Box if a Member of a Group     (a)  |_|
            (See Instructions)                                   (b)  |X|
----------- --------------------------------------------------------------------
3.          SEC Use Only
----------- --------------------------------------------------------------------
4.          Source of Funds (See Instructions)  OO
----------- --------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                               -----
----------- --------------------------------------------------------------------
6.          Citizenship or Place of Organization

            Delaware
----------- --------------------------------------------------------------------
NUMBER OF SHARES        7.      SOLE VOTING POWER                              0
BENEFICIALLY            ------- ------------------------------------------------
OWNED BY EACH           8.      SHARED VOTING POWER       7,180,103 (see Item 5)
REPORTING               ------- ------------------------------------------------
PERSON WITH             9.      SOLE DISPOSITIVE POWER                         0
                        ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER  7,180,103 (see Item 5)
----------------------- ------- ------------------------------------------------
11.         Aggregate Amount Beneficially Owned by Each Reporting Person

            7,180,103 (see Item 5)
----------- --------------------------------------------------------------------
12.         Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions)  X
                                      ---
----------- --------------------------------------------------------------------
13.         Percent of Class Represented by Amount in Row (11)

            19.0% (see Item 5)
----------- --------------------------------------------------------------------
14.         Type of Reporting Person (See Instructions)

            CO
----------- --------------------------------------------------------------------

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 3 of Pages 11
-----------------------------                    ------------------------------

----------- --------------------------------------------------------------------
1.           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

             Paul Tudor Jones, II

------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group     (a)  |_|
             (See Instructions)                                   (b)  |X|
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Source of Funds (See Instructions)  OO
------------ -------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                ------
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization

             USA
----------- --------------------------------------------------------------------
NUMBER OF SHARES        7.      SOLE VOTING POWER                              0
BENEFICIALLY            ------- ------------------------------------------------
OWNED BY EACH           8.      SHARED VOTING POWER       7,871,355 (see Item 5)
REPORTING               ------- ------------------------------------------------
PERSON WITH             9.      SOLE DISPOSITIVE POWER                         0
                        ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER  7,871,355 (see Item 5)
----------------------- ------- ------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

             7,871,355 (see Item 5)
------------ -------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)  X
                                       ---
------------ -------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

             20.9% (see Item 5)
------------ -------------------------------------------------------------------
14.          Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 4 of Pages 11
-----------------------------                    ------------------------------

------------ -------------------------------------------------------------------
1.           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

             The Tudor BVI Global Portfolio Ltd.
             98-0223576
------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group     (a)  |_|
             (See Instructions)                                   (b)  |X|
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Source of Funds (See Instructions)  OO
------------ -------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                ------
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization

             Cayman Islands
----------- --------------------------------------------------------------------
NUMBER OF SHARES        7.      SOLE VOTING POWER                              0
BENEFICIALLY            ------- ------------------------------------------------
OWNED BY EACH           8.      SHARED VOTING POWER       1,290,232 (see Item 5)
REPORTING               ------- ------------------------------------------------
PERSON WITH             9.      SOLE DISPOSITIVE POWER                         0
                        ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER  1,290,232 (see Item 5)
----------------------- ------- ------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

             1,290,232 (see Item 5)
------------ -------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)  X
                                       ---
------------ -------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

             3.4% (see Item 5)
------------ -------------------------------------------------------------------
14.          Type of Reporting Person (See Instructions)

             CO
------------ -------------------------------------------------------------------

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 5 of Pages 11
-----------------------------                    ------------------------------

------------ -------------------------------------------------------------------
1.           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

             Tudor Proprietary Trading, L.L.C.
             13-3720063
------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group     (a)  |_|
             (See Instructions)                                   (b)  |X|
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Source of Funds (See Instructions)  OO
------------ -------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                ------
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization

             Delaware
----------- --------------------------------------------------------------------
NUMBER OF SHARES        7.      SOLE VOTING POWER                              0
BENEFICIALLY            ------- ------------------------------------------------
OWNED BY EACH           8.      SHARED VOTING POWER         691,252 (see Item 5)
REPORTING               ------- ------------------------------------------------
PERSON WITH             9.      SOLE DISPOSITIVE POWER                         0
                        ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER    691,252 (see Item 5)
----------------------- ------- ------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

             691,252 (see Item 5)
------------ -------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)  X
                                       ---
------------ -------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

             1.8% (see Item 5)
------------ -------------------------------------------------------------------
14.          Type of Reporting Person (See Instructions)

             CO
------------ -------------------------------------------------------------------

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 6 of Pages 11
-----------------------------                    ------------------------------

------------ -------------------------------------------------------------------
1.           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

             The Altar Rock Fund L.P.
             06-1558414
------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group     (a)  |_|
             (See Instructions)                                   (b)  |X|
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Source of Funds (See Instructions)  OO
------------ -------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                ------
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization

             Delaware
----------- --------------------------------------------------------------------
NUMBER OF SHARES        7.      SOLE VOTING POWER                              0
BENEFICIALLY            ------- ------------------------------------------------
OWNED BY EACH           8.      SHARED VOTING POWER          63,752 (see Item 5)
REPORTING               ------- ------------------------------------------------
PERSON WITH             9.      SOLE DISPOSITIVE POWER                         0
                        ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER     63,752 (see Item 5)
----------------------- ------- ------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

             63,752 (see Item 5)
------------ -------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)  X
                                       ---
------------ -------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

             0.16% (see Item 5)
------------ -------------------------------------------------------------------
14.          Type of Reporting Person (See Instructions)

             PN
------------ -------------------------------------------------------------------

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 7 of Pages 11
-----------------------------                    ------------------------------

------------ -------------------------------------------------------------------
1.           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

             The Raptor Global Portfolio Ltd.
             98-0211544
------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group     (a)  |_|
             (See Instructions)                                   (b)  |X|
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Source of Funds (See Instructions)  OO
------------ -------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                 ------
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization

             Cayman Islands
----------- --------------------------------------------------------------------
NUMBER OF SHARES        7.      SOLE VOTING POWER                              0
BENEFICIALLY            ------- ------------------------------------------------
OWNED BY EACH           8.      SHARED VOTING POWER       5,826,119 (see Item 5)
REPORTING               ------- ------------------------------------------------
PERSON WITH             9.      SOLE DISPOSITIVE POWER                         0
                        ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER  5,826,119 (see Item 5)
----------------------- ------- ------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

             5,826,119  (see Item 5)
------------ -------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)  X
                                       ---
------------ -------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

             15.4% (see Item 5)
------------ -------------------------------------------------------------------
14.          Type of Reporting Person (See Instructions)

             CO
------------ -------------------------------------------------------------------

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 8 of Pages 11
-----------------------------                    ------------------------------


ITEM 1.   Security and Issuer

     Item No. 1 is hereby amended by adding the following language.

     This Schedule 13D Amendment No. 1 to Schedule 13D is being filed voluntarily to update the number of shares held by the reporting persons.

ITEM 5.  Interest in Securities of the Issuer.

     Item No. 5 is hereby deleted in its entirety and replaced with the following:

     The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

         As a result of the Plan, BVI received 1,052,033 shares of Common Stock, TPT received 563,621 shares of Common Stock, Raptor received 4,730,329 shares of Common Stock and Altar Rock received 51,990 shares of Common Stock.

     In addition, BVI purchased New Notes having a purchase price and principal value equal to $3,303,000, TPT purchased New Notes having a purchase price and principal value equal to $1,770,000, Raptor purchased New Notes having a purchase price and principal value equal to $14,853,000 and Altar Rock purchased New Notes having a purchase price and principal value equal to $163,000. As of the date hereof, the New Notes held by BVI are convertible into 131,280 shares of Common Stock, the New Notes held by TPT are convertible into 70,350 shares of Common Stock, the New Notes held by Raptor are convertible into 615,041 shares of Common Stock and the New Notes held by Altar Rock are convertible into 6,479 shares of Common Stock.

     In addition, as part of the Plan, the Company held back certain shares of Common Stock otherwise distributable to the holders of the Old Notes in the event that the Company was required to satisfy certain contingent obligations (the "Escrowed Shares"). The Escrowed Shares were distributed on April 15, 2005. As a result of receiving the Escrowed Shares, BVI, TPT, Raptor and Altar Rock hold 1,290,232 shares of Common Stock (3.4%), 691,252 shares of Common Stock (1.8%), 5,826,119 shares of Common Stock (15.4%) and 63,752 shares of Common Stock (0.16%), respectively, including Shares that may be received upon conversion of the New Notes.

     Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the shares of Common Stock and New Notes owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Jones may be deemed to beneficially own the shares of Common Stock and New Notes deemed beneficially owned by each such Reporting Person.

     Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 9 of Pages 11
-----------------------------                    ------------------------------

such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

     The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

     Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 10 of Pages 11
-----------------------------                    ------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                       Dated:  April 24, 2006

                                       TUDOR INVESTMENT CORPORATION


                                       By:  \s\ Stephen N. Waldman
                                            Stephen N. Waldman
                                            Managing Director



                                       \s\ Paul Tudor Jones, II
                                       Paul Tudor Jones, II

                                       THE TUDOR BVI GLOBAL PORTFOLIO LTD.
                                       By:  Tudor Investment Corporation,
                                                its trading advisor


                                       By:  \s\ Stephen N. Waldman
                                            Stephen N. Waldman
                                            Managing Director

                                       TUDOR PROPRIETARY TRADING, L.L.C.


                                       By:  \s\ Stephen N. Waldman
                                            Stephen N. Waldman
                                            Managing Director

                                       THE RAPTOR GLOBAL PORTFOLIO LTD.
                                       By:  Tudor Investment Corporation,
                                                its investment adviser


                                       By:  \s\ Stephen N. Waldman
                                            Stephen N. Waldman

-----------------------------                    ------------------------------
    CUSIP No. 749361101              13D              Page 11 of Pages 11
-----------------------------                    ------------------------------

                                            Managing Director

                                       THE ALTAR ROCK FUND L.P.
                                       By:  Tudor Investment Corporation,
                                                its general partner


                                       By:  \s\ Stephen N. Waldman
                                            Stephen N. Waldman
                                            Managing Director